UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41647

OHMYHOME LIMITED

(Exact name of registrant as specified in its charter)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Share Issuance Pursuant to the Compensation Settlement Agreement

On September 9, 2024, Ohmyhome Limited (the “Company”), entered into Compensation Settlement Agreements (the “Agreements”) with two directors, Rhonda Wong and Race Wong (the “Directors”). Since January 2024, these Directors have voluntarily withheld their compensation. The Company decided to settle the withheld compensation by issuing shares to the Directors pursuant to the Agreements.

Terms

The Agreements provide for the issuance of 217,565 shares to each Director, based on the market price of the Company’s shares at $0.405 per share. These shares are being issued in accordance with the compensation withheld from each Director, totaling S$114,548 (US$88,114).

The shares have been issued on October 4, 2024.

A form of the Agreement is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Form of Compensation Settlement Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ohmyhome Limited

Date: October 10, 2024	By:	/s/ Rhonda Wong
Rhonda Wong Director and Chief Executive Officer